UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-15449

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

The Stewart Enterprises
Puerto Rico Employees’ Retirement Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

Stewart Enterprises, Inc.
1333 South Clearview Parkway
Jefferson, LA 70121

Stewart Enterprises Puerto Rico
Employees’ Retirement Trust
Financial Statements and Supplemental Schedule
December 31, 2003

Stewart Enterprises Puerto Rico Employees’ Retirement Trust
Index
December 31, 2003

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.
PricewaterhouseCoopers LLP

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Stewart Enterprises Puerto Rico Employees’ Retirement Trust

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Stewart Enterprises Puerto Rico Employees’ Retirement Trust (the “Plan”) at December 31, 2003, and the change in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New Orleans, Louisiana
November 17, 2004

Stewart Enterprises Puerto Rico Employees’ Retirement Trust
Statement of Net Assets Available for Benefits
December 31, 2003

Assets
Investments, at fair value
Cash equivalents	$322,711
Mutual funds – fixed income	583,826
Mutual funds – equity	522,356
Mutual funds – mixed	379,905
Stewart Enterprises Company Stock Fund	506,899
Participant loans, at cost	302,498

Total investments	2,618,195

Receivables
Employer contributions	44,600
Employee contributions	756

Total receivables	45,356

Net assets available for benefits	$2,663,551

The accompanying notes are an integral part of these financial statements.

Stewart Enterprises Puerto Rico Employees’ Retirement Trust

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

Additions to net assets attributed to
Investment income
Net appreciation in investments	$480,683
Interest and dividends	58,150

Total investment income	538,833

Contributions
Employer	96,664
Employees	185,759

Total contributions	282,423

Deductions from net assets attributed to
Benefits and withdrawals paid to participants	215,100
Loan fees	1,950

Total deductions	217,050

Net increase prior to net transfers from other plans	604,206
Net transfer from other plans	2,059,345

Net increase	2,663,551
Net assets available for benefits
Beginning of year	—

End of year	$2,663,551

The accompanying notes are an integral part of these financial statements.

Stewart Enterprises Puerto Rico Employees’ Retirement Trust
Notes to Financial Statements
December 31, 2003

1.	Plan Description

The following description of Stewart Enterprises Puerto Rico Employees’ Retirement Trust plan (the “Plan”) provides only general information. The Plan is part of the Banco Popular de Puerto Rico Master Defined Contribution Plan. Participants should refer to the Plan agreement or the Banco Popular de Puerto Rico Master Defined Contribution Plan for a more comprehensive description of the Plan’s provisions.

General
The Plan, which is a defined contribution plan under the Department of Treasury Code 165E, was established by Stewart Enterprises, Inc. (the “Company”), the Plan sponsor, for the benefit of its Puerto Rico employees.

The Plan became effective January 1, 2003 when the Company adopted the Banco Popular de Puerto Rico Master Defined Contribution Retirement Plan. Individuals employed in Puerto Rico by the Company or certain of its subsidiaries and affiliates are eligible to participate in the Plan upon reaching the age of 21 and the completion of one year of service. Employees in Puerto Rico who were formerly participating in the Stewart Enterprises Employees’ Retirement Trust had their account balances transferred to the Plan in February 2003.

Plan Administration
The administration of the Plan is the responsibility of the Company through its appointed Plan Administrative and Investment Committee. Administrative expenses incurred by the Plan are borne by the Plan. The responsibility for the investment, reinvestment, control and disbursement of the funds rests with Banco Popular de Puerto Rico (“Trustee”) and Massachusetts Financial Services (“Agent”) acting as the agent of the Trustee and record keeper to the Plan, respectively.

Contributions
Eligible employees may contribute from 1% to 10% of compensation to the Plan to a maximum of $8,000. This amount represents the employees’ qualified contribution. Employee contributions are eligible for Company matching contributions at the rate of $0.50 for each $1.00 contributed, limited to 5% of an employee’s compensation. Eligible employees may contribute to the Plan each pay period through payroll deductions. The Company’s discretionary contribution to the Plan is determined each year by the Board of Directors. The maximum contribution by the Company in any one year, including all matching contributions, cannot exceed 15% of total compensation of all participants. The discretionary contribution is allocated among participants in the ratio that the total of each participant’s Plan compensation bears to the Plan compensation for all participants eligible to share in discretionary Company contributions for such Plan year as defined by the Plan. Discretionary Company contributions shall be allocated to the accounts of participants who have completed one year of service and are employed by the Company on the last day of the Plan year. If an employee terminates and is not vested, the account is forfeited and reallocated to participants who are entitled to receive an allocation of discretionary employer contributions for the year. It will be allocated to those participants in the same manner as are discretionary employer contributions. The Company contributed $67,564 in matching contributions to the Plan in 2003. The Company made $29,100 in discretionary contributions in 2003.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds, the Stewart Enterprises Company Stock Fund and a money market account as investment options for participants.

Stewart Enterprises Puerto Rico Employees’ Retirement Trust

Notes to Financial Statements
December 31, 2003

Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s matching and discretionary contributions, (b) Plan earnings or losses, and (c) forfeitures of terminated participants’ non-vested matching and discretionary accounts and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is limited to the participant’s vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service, which participants become 100% vested after three years of credited service.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 6.00% to 11.50% per year, which are commensurate with local prevailing rates as determined by the Plan administrator. The term of the loans can range between a minimum of one year to a maximum of five years. Principal and interest is paid ratably through monthly payroll deductions.

Payments of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or annual installments, as defined by the Plan.

Forfeited Accounts At December 31, 2003, there were no forfeited non-vested accounts. These accounts are allocated to the participants in the same manner as the Company’s discretionary contribution.

Stewart Enterprises Puerto Rico Employees’ Retirement Trust
Notes to Financial Statements
December 31, 2003

2.	Summary of Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis and present the net assets of the Plan that are available for benefits and the related changes in those net assets.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of the investments.

Investment Valuation and Income Recognition
The Plan’s mutual fund investments are stated at net asset value. Quoted market prices are used to determine net asset value. Cash equivalents consist of money market funds at market value. The Plan’s investment in Stewart Enterprises, Inc. Class A Common Stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results could differ from those estimates.

Risk and Uncertainties
The Plan invests in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Stewart Enterprises Puerto Rico Employees’ Retirement Trust
Notes to Financial Statements
December 31, 2003

3. Investments

     Information relative to investments at December 31, 2003, is as follows:

* MFS Fixed Fund - Institutional Series	$322,711

Mutual Funds - fixed income
* MFS Bond Fund	542,505
Legg Mason Value Trust Fund	41,321

583,826

Mutual Funds - equity
* Massachusetts Investors Trust	399,955
MFS New Discovery Fund	7,539
MFS Emerging Growth Fund	69,924
Legg Mason Special Investment Fund	10,672
MFS Global Equity Fund	33,092
MFS Core Growth Fund	16
Legg Mason Opportunity Trust	1,142
Royce Total Return Trust	16

522,356

Mutual Funds - mixed
MFS Asset Allocation Option - Growth	119,599
* MFS Asset Allocation Option - Moderate	183,272
MFS Asset Allocation Option - Conservative	77,034

379,905

* Stewart Enterprises Company Stock Fund**	506,899

Participant loans	302,498

$2,618,195

* Denotes investment exceeds 5% of the net assets available for benefits.

** A portion of this fund includes $20,419 of uninvested cash at December 31, 2003.

During the year ended December 31, 2003, the Plan’s investments (including investments bought and sold during the year) appreciated in value as follows:

Mutual funds	$203,377
Stewart Enterprises Company Stock Fund	277,306

Net appreciation in investments	$480,683

Stewart Enterprises Puerto Rico Employees’ Retirement Trust
Notes to Financial Statements
December 31, 2003

4.	Stewart Enterprises Company Stock Fund (“The Fund”)

The Fund is a blend of Stewart Enterprises, Inc. Class A Common Stock and cash, and is not a mutual fund. Participants are allowed to direct their contributions as well as employer matching contributions to the Fund. All contributions, including profit sharing contributions, are participant directed. All of the Stewart Enterprises, Inc. Class A Common Stock held by participants was contributed to the Fund upon its inception with each participant receiving units in the Fund in exchange for their shares of the stock. The value of the individual units is determined by dividing the quoted market price of the stock plus residual cash by the number of units in the Fund.

Information about the net assets and the significant components of the changes in net assets relating to the Fund is as follows:

Net assets Stewart Enterprises Company Stock Fund (including uninvested cash of $20,419 at December 31, 2003)	$506,899

For the Year Ended
December 31, 2003
Changes in net assets
Employer contributions	$3
Employees contributions	13
Net appreciation	277,306
Benefits and withdrawals paid to participants	(22,145)
Transfers to other plans	(19,305)
Transfers from other plans	271,345
Other	(318)

$506,899

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become immediately 100% vested in their accounts.

6.	Tax Status

The Master Trust obtained its latest determination letter on behalf of the Plan on April 16, 2003, in which the Puerto Rico Treasury Department stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code of Puerto Rico. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Stewart Enterprises Puerto Rico Employees’ Retirement Trust
Notes to Financial Statements
December 31, 2003

7.	Spin-off from Stewart Enterprises Employees’ Retirement Trust

Effective January 1, 2003, the Stewart Enterprises Employees’ Retirement Trust (SEERT) is no longer being offered to the Company’s Puerto Rico employees. All the assets and liabilities of the SEERT associated with the account balances for these employees were spun-off into the Plan. Total amount transferred to the Plan during 2003 was $2,059,345, which is included in the Transfer from other plans line on the Statement of Changes in Net Assets Available for Benefits.

8.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Agent. The Agent is the record keeper as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Any transactions involving these investments are made on the open market at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the provision of the party-in-interest transactions under ERISA. Participants may elect to invest in the common stock of the Company, the sponsor of the Plan. In 2003, the Plan sold 10,947 shares of Company common stock with a market value of $28,628. Net realized gains related to the sale of Company stock by the Plan were $19,053 for the year ended December 31, 2003, which is included in the net appreciation line of the changes in net assets section of footnote 4. Net unrealized gains related to the Company stock held by the Plan were $258,253 for the year ended December 31, 2003.

Stewart Enterprises Puerto Rico Employees’ Retirement Trust

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2003
EIN # 720693290, Plan #002

	(b) Identity of Issuer, Borrower,	(c) Description of	(e) Current
(a)	Lessor or Similar Party	Investment	Value
*	MFS Fixed Fund - Institutional Series	Money Market	$322,711

			322,711

*	MFS Bond Fund	Mutual Fund - Fixed Income	542,505
	Legg Mason Value Trust Fund	Mutual Fund - Fixed Income	41,321

			583,826

*	Massachusetts Investors Trust	Mutual Fund - Equity	399,955
*	MFS New Discovery Fund	Mutual Fund - Equity	7,539
*	MFS Emerging Growth Fund	Mutual Fund - Equity	69,924
	Legg Mason Special Investment Fund	Mutual Fund - Equity	10,672
*	MFS Global Equity Fund	Mutual Fund - Equity	33,092
*	MFS Core Growth Fund	Mutual Fund - Equity	16
	Legg Mason Opportunity Trust	Mutual Fund - Equity	1,142
	Royce Total Return Trust	Mutual Fund - Equity	16

			522,356

*	MFS Asset Allocation Option - Growth	Mutual Fund - Mixed	119,599
*	MFS Asset Allocation Option - Moderate	Mutual Fund - Mixed	183,272
*	MFS Asset Allocation Option - Conservative	Mutual Fund - Mixed	77,034

			379,905

*	Stewart Enterprises Company Stock Fund	Blend of Stewart Enterprises, Inc.
	(including $20,419 of uninvested cash)	Class A Common Stock and Cash	506,899

*	Participant loans	Interest rates ranging from 6.00% to
		11.50% per year and maturing from
		January 1, 2003 to January 13, 2009	302,498

	Total assets held		$2,618,195

*  Denotes a party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Stewart Enterprises, Inc. (Administrator of the Stewart Enterprises Puerto Rico Employees’ Retirement Trust)

January 19, 2005	/s/ THOMAS M. KITCHEN

Thomas M. Kitchen Executive Vice President and Chief Financial Officer

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST

Exhibit
Number

23.1	Consent of Independent Registered Public Accounting Firm